EXHIBIT 3.1

Second Amendment to Sixth Amended and Restated By-Laws of
TESSCO Technologies Incorporated

(1)                                 Section 2.11 of the Sixth Amended and Restated By-Laws, as amended, is amended and restated in its entirety as follows:

“Section 2.11     Removal of Directors.  Any director of the Corporation or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.  Except as otherwise provided by contract, any vacancy in the Board of Directors caused by any such removal may be filled at a meeting or any adjournment of such meeting by the holders of shares of stock of all classes representing a majority of the aggregate number of votes of the shares of stock of all classes then issued, outstanding and entitled to vote for the election of directors.  If such stockholders do not fill such vacancy at such meeting, such vacancy may be filled in any other manner permitted by law.  (Section 141(k)).”